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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*

                         REGENERON PHARMACEUTICALS, INC.
                                 (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   00075886F1
                                  (CUSIP Number)

                                             with a copy to:
     George A. Vandeman, Esq.                Michael W. Sturrock, Esq.
     Senior Vice President,                  Latham & Watkins
     General Counsel and Secretary           633 West Fifth Street
     Amgen Inc.                              Suite 4000
     Amgen Center                            Los Angeles, California  90071
     1840 DeHavilland Drive                  (213) 485-1234
     Thousand Oaks, CA  91320-1789
     (805) 447-1000

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                March 4, 1996
                      (Date of Event which Requires Filing
                               of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D


  CUSIP No. 00075886F1                        Page 2 of 5 Pages

--------------------------------------------------------------------------------
     1   NAME OF PERSON
           AMGEN INC.
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*   (a)     / /
                                                           (b)     / /
--------------------------------------------------------------------------------
     3   SEC USE ONLY
--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
           WC
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS           / /
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                            1,438,766
--------------------------------------------------------------------------------
 NUMBER OF SHARES    8    SHARED VOTING POWER
 BENEFICIALLY               N/A
 OWNED BY EACH     -------------------------------------------------------------
 REPORTING PERSON    9    SOLE DISPOSITIVE POWER
 WITH                       1,438,766
                   -------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                            N/A
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
           1,438,766
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             / /
         EXCLUDES CERTAIN SHARES*
           N/A
--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.3%
--------------------------------------------------------------------------------
    14   TYPE OF PERSON REPORTING*
           CO
--------------------------------------------------------------------------------
                * SEE INSTRUCTIONS BEFORE FILLING OUT




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          This Amendment No. 3 to Schedule 13D is being filed by Amgen Inc., a
Delaware corporation (the "Reporting Person"), to amend the Schedule 13D filed on July 26, 1995, as amended by Amendment No. 1 filed on September 25, 1995 and Amendment No. 2 filed on December 6, 1995 (the "Schedule 13D"), relating to the common stock, $.001 par value per share (the "Common Stock") of Regeneron Pharmaceuticals, Inc. (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning assigned to them in the Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 to Schedule 13D is hereby amended and supplemented to add the following information:

          On March 4, 1996, the Reporting Person filed a notice, pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "Act"), seeking clearance to purchase, subject to the Standstill Restrictions described in the Schedule 13D (one of which generally prohibits the Reporting Person from acquiring more than 20% of the outstanding shares of capital stock of the Issuer) and depending on general market and economic conditions affecting the Issuer and other relevant factors, additional shares of Common Stock of the Issuer from time to time in open market transactions, private transactions or otherwise; provided, however, that the shares of Common Stock to be acquired together with shares of the capital stock of the Issuer presently owned by the Reporting Person shall not exceed an aggregate of 25% of the outstanding voting securities of the Issuer. Such purchases, if any, which may be made by the Reporting Person following receipt of clearance under the Act will be for investment purposes.

          Subject to the receipt of clearance under the Act and the Standstill Restrictions and depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Person may purchase additional shares of Common Stock or dispose of some or all of its shares of Common Stock from time to time in open market transactions, private transactions or otherwise.

          Except as set forth in the Schedule 13D, the Reporting Person has no present plans or proposals with respect to any material change in the Issuer's business or corporate structure or which relate to or would result in:

               (1) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (3) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (5) any material change in the present capitalization or dividend policy of the Issuer;

               (6) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               (7) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (8) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

               (9)  any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Paragraphs (a) through (e) of Item 5 to Schedule 13D are hereby amended and restated in their entirety as follows:

          (a) As of the close of business on March 4, 1996, the Reporting Person beneficially owned 1,438,766 shares of Common Stock (which includes 788,766 shares of Common Stock issuable if and when the shares of Class A Stock are converted into shares of Common Stock). Such shares of Common Stock constitute approximately 8.3% of the total number of shares of Common Stock outstanding as of March 4, 1996, assuming the conversion of the shares of Class A Stock beneficially owned by the Reporting Person into shares of Common Stock, and based upon 16,445,931 shares of Common Stock outstanding as of November 10, 1995 as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 1995.

          (b) The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the Shares beneficially owned by the Reporting Person.

          (c)  Not applicable.



                               PAGE 3 OF 5 PAGES



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          (d)  Not applicable.

          (e)  Not applicable.



                                PAGE 4 OF 5 PAGES



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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.


                              AMGEN INC.



                              By:  \s\ George A. Vandeman
                                    ---------------------------------------
                                    Name:    George A. Vandeman
                                    Title:   Senior Vice President, General
                                             Counsel and Secretary









Dated:  March 5, 1996




                                 Page 5 of 5 Pages